SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            _________________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                                (Amendment No. )

                              Mikron Infrared, Inc.



                                (Name of Issuer)

                          Common Stock, par value $0.003
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   59862R103
--------------------------------------------------------------------------------
\                                 (CUSIP NUMBER)

                                 February 12, 2007

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / /   Rule 13d-1(b)
                  /X/   Rule 13d-1(c)
                  / /   Rule 13d-1(d)

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NAME OF REPORTING PERSONS: Paul J. Glazer
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                            (a)   0
                            (b)  |X|

--------------------------------------------------------------------------------
SEC USE ONLY

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CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America

--------------------------------------------------------------------------------
  NUMBER OF         SOLE VOTING POWER                                         0
   SHARES
BENEFICIALLY        ------------------------------------------------------------
 OWNED BY           SHARED VOTING POWER                                 260,009
   EACH
 REPORTING          ------------------------------------------------------------
PERSON WITH         SOLE DISPOSITIVE POWER                               22,720
                    ------------------------------------------------------------
                    SHARED DISPOSITIVE POWER                            260,009

--------------------------------------------------------------------------------
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            282,729

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CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                          5.1%

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TYPE OF REPORTING PERSON*                                                    IN

--------------------------------------------------------------------------------

              *SEE INSTRUCTION BEFORE FILLING OUT!



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NAMES OF REPORTING PERSONS:         Glazer Capital, LLC
I.R.S. IDENTIFICATION NO. (ENTITIES ONLY)
--------------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                               (a)  0
                               (b) |X|

--------------------------------------------------------------------------------
SEC USE ONLY

--------------------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware

--------------------------------------------------------------------------------
  NUMBER OF         SOLE VOTING POWER                                         0
   SHARES
BENEFICIALLY
 OWNED BY
   EACH
 REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                    SHARED VOTING POWER                               282,729

--------------------------------------------------------------------------------
                    SOLE DISPOSITIVE POWER                                    0

--------------------------------------------------------------------------------
                    SHARED DISPOSITIVE POWER                          282,729

--------------------------------------------------------------------------------
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          282,729


--------------------------------------------------------------------------------
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                          5.1%

--------------------------------------------------------------------------------
TYPE OF REPORTING PERSON*                                                    OO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!



Item 1(a).        Name of Issuer:

                           Mikron Infrared, Inc.


Item 1(b).        Address of Issuer's Principal Executive Offices:

                           16 Thornton Rd.
			   Oakland, NJ 07436


Item 2(a).        Name of Persons Filing:

                           This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Mr. Glazer and Glazer Capital, LLC ("Glazer" and together with Mr. Glazer, the "Reporting Persons").

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                           The principal business address of the Reporting Persons is:

                           237 Park Avenue
                           Suite 900
                           New York, New York 10017

Item 2(c).        Citizenship:

                           Mr. Glazer is a citizen of the United States of America. Glazer is a Delaware limited liability company.

Item 2(d).        Title of Class of Securities:

                           Common Stock, par value $0.003

Item 2(e).        CUSIP Number:

                  59862R103


Item 3.           If this statement is filed pursuant to Rule 13d-1(b), or 13d-2
                  (b) or (c), check whether the person filing is a:
                                                                 Not Applicable

                      (a) [ ] Broker or dealer registered under
                              Section 15 of the Exchange Act;

                      (b) [ ] Bank as defined in Section 3(a)(6) of
                              the Exchange Act;

                      (c) [ ] Insurance Company as defined in Section
                              3(a)(19) of the Exchange Act;

                      (d) [ ] Investment Company registered under
                              Section 8 of the Investment Company Exchange
                              Act;

                      (e) [ ] Investment Adviser in accordance with
                              Rule 13d-1(b)(1)(ii)(E);

                      (f) [ ] Employee Benefit Plan or Endowment Fund
                              in accordance with Rule 13d-1(b)(1)(ii)(F);

                      (g) [ ] Parent Holding Company or Control Person
                              in accordance with Rule 13d-1(b)(1)(ii)(G);

                      (h) [ ] Saving Association as defined in Section
                              3(b) of The Federal Deposit Insurance Act;

                      (i) [ ] Church Plan that is excluded from the
                              definition of an Investment Company under
                              Section 3(c)(14) of the Investment Company
                              Act;

                      (j) [ ] Group, in accordance with Rule
                              13d-1(b)(1)(ii)(J).

                      If this statement is filed pursuant to Sec. 240.13d-1(c), check this box [ x ].

Item 4.           Ownership.

                  (a) Amount beneficially owned:
                                                    Paul Glazer:       22,720
                                                    Glazer:           260,009
                  (b) Percent of Class:
                                                    Paul Glazer:      0.4%
                                                    Glazer:           4.7%

                  (c) Number of shares as to which such person has:

                        (i) Sole power to vote or direct the vote:

                                                    Paul Glazer:     22,720
                                                    Glazer:          0



                        (ii) Shared power to vote or to direct the vote:

                                                    Paul Glazer:     260,009
                                                    Glazer:          260,009

                        (iii) Sole power to dispose or direct the disposition of:

                                                    Paul Glazer:     22,720
                                                    Glazer:          0

                        (iv)   Shared   power  to   dispose  or  to  direct  the
                        disposition of:

                                                    Paul Glazer:      260,009
                                                    Glazer            260,009


As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Paul J. Glazer beneficially owns 282,729 shares of the Issuer's Common Stock, par value $0.003 ("Common Stock"), representing 5.1% of the Common Stock. Mr. Glazer does not directly own any shares of Common Stock, but does indirectly own 282,729 shares of Common Stock in capacity as (i) the managing member of Paul J. Glazer, LLC, a Delaware limited liability company, which in turn serves as the general partner of Glazer Capital Management, L.P., a Delaware limited partnership ("GCM") and (ii) the managing member of Glazer Capital, LLC ("Glazer") which in turn serves as the investment manager of Glazer Offshore Fund, Ltd., a Cayman Islands corporation ("GOF"). In addition, Glazer manages on a discretionary basis separate accounts for three unrelated entities (collectively, the "Separate Accounts"). Although Glazer does not directly own any shares of Common Stock, Glazer is deemed to beneficially own the 260,009 shares of Common Stock held by GOF and the Separate Accounts.

Item 5.           Ownership of Five Percent or Less of a Class.

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                           Each of GCM, GOF and the Separate Accounts has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by such person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not Applicable



Item 8.           Identification and Classification of Members of the Group.

                           Not Applicable

Item 9.           Notice of Dissolution of Group.

                           Not Applicable

Item 10.          Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2007

                                                     PAUL J. GLAZER

                                                     By:      /s/ Paul J. Glazer
                                                              ------------------
                                                     Name:    Paul J. Glazer

                                                     GLAZER CAPITAL, LLC

                                                     By:      /s/ Paul J. Glazer
                                                              ------------------
                                                     Name:    Paul J. Glazer
                                                     Title:   Managing Member